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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                               AGCO Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   001084102
------------------------------------------------------------------------------
                                (CUSIP Number)


                                March 22, 2001
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

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                                                                     Page 2 of 6

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 001084102

                                 SCHEDULE 13G

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SAME DEUTZ-FAHR S.p.A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.   (SEE INSTRUCTIONS)                                        (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Italy
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          6,504,000 (see footnote in Item 4(a))
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             Nil
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          6,504,000 (see footnote in Item 4(a))
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          Nil
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      6,504,000 (see footnote in Item 4(a))
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
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                                                                     Page 3 of 6

------------------------------------------------------------------------------

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      10.8 (see footnote in Item 4(a))
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

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CUSIP No 001084102



ITEM 1(a)      NAME OF ISSUER:

               AGCO Corporation
               ---------------------------------------------------------------
ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               4205 River Green Parkway, Duluth, Georgia 30096, USA
               ---------------------------------------------------------------
ITEM 2(a)      NAME OF PERSON FILING

               SAME DEUTZ-FAHR S.p.A
               ---------------------------------------------------------------
ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Viale Francesco Cassani n. 14, 24047 Treviglio (Bg), ITALY
               ---------------------------------------------------------------
ITEM 2(c)      CITIZENSHIP:

               Italy
               ---------------------------------------------------------------
ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock
               ---------------------------------------------------------------
ITEM 2(e)      CUSIP NUMBER:

               001084102
               ---------------------------------------------------------------

ITEM 3         Not applicable

ITEM 4         OWNERSHIP:

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  AMOUNT BENEFICIALLY OWNED:                        6,504,000*

                         *On March 22, 2001, Same Deutz-Fahr
                    International S.A., a wholly (one hundred
                    percent) owned subsidiary of Same Deutz-Fahr
                    S.p.A., entered into a subscription agreement
                    with AGCO Corporation (the "Subscription
                    Agreement"). Pursuant to the Subscription
                    Agreement, Same Deutz-Fahr International S.A.
                    purchased 555 non-voting preferred shares of
                    AGCO Corporation (the "Preferred Shares") each
                    convertible into 1000 shares of common stock
                    (par value $0.1 per share) of AGCO Corporation
                    (the "Common Shares"). The Preferred Shares are
                    convertible at any time at the option of Same
                    Deutz-Fahr International S.A..
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                    Pursuant to Rule 13d-3(d)(1) under the Securities Exchange
                    Act of 1934, as amended, in computing the number of shares of common stock beneficially owned and deemed to be outstanding for the purpose of computing the percentage of outstanding shares, the 555,000 Common Shares to which the Preferred Shares are convertible have been added to the 5,949,000 shares of common stock (par value $0.1 per share) of AGCO Corporation held by Same Deutz-Fahr International S.A. before the execution of the Subscription Agreement. The Preferred Shares are non-voting and prior to conversion do not confer any voting rights over the Common Shares into which they are convertible.

               (b)  PERCENT OF CLASS:                               10.8 (see
                                                                    footnote in
                                                                    Item 4(a))
                                                                   ------------
               (c)  NUMBER OF SHARES AS TO WHICH THE
                    PERSON HAS:
                                                                   ------------
                    (i)   Sole power to vote or to direct the       6,504,000
                          vote                                      (see
                                                                    footnote in
                                                                    Item 4(a))
                                                                   ------------
                    (ii)  Shared power to vote or to direct the     -
                          vote                                     ------------
                    (iii) Sole power to dispose or to direct the    6,504,000
                          disposition of                            (see
                                                                    footnote in
                                                                    Item 4(a))
                                                                   ------------

                    (iv)  Shared power to dispose or to direct the  -
                          disposition of
                                                                   ------------

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                                                                     Page 6 of 6


CUSIP No 001084102

ITEM 5    Not applicable

ITEM 6    Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

          The shares of common stock of AGCO Corporation referred to in Item 4 are directly held by Same Deutz-Fahr International, S.A.. Same Deutz-Fahr International S.A. is a Luxembourg company having its principal place of business at 54, Boulevard Napoleon 1er, L-2210, Luxembourg. Same Deutz-Fahr International S.A. is a wholly (one hundred percent) owned subsidiary of Same Deutz-Fahr S.p.A.

ITEM 8    Not applicable

ITEM 9    Not applicable

ITEM 10   CERTIFICATION

          (a)  Not applicable

          (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           March 28, 2001
                                                       ----------------------
                                                         /s/ Gerald Hampel
                                                       ----------------------

                                                             Gerald Hampel
                                                       Chief Executive Officer